Exhibit 99.2

FINANCIAL INFORMATION

Paris, 22 July 2008

DESCRIPTION OF SHARE BUY-BACK PROGRAMME

APPROVED BY THE JOINT SHAREHOLDERS MEETING

ON 16 JULY 2008

PROGRAMME IMPLEMENTATION, IN PARTICULAR THAT OF LIQUIDITY CONTRACTS

I. Legal framework

Pursuant to Article 241-2 of the Autorité des marchés financiers (French Securities Regulator) General Regulation and EC Regulation 2273/2003 dated 22 December 2003, this description details the objectives and terms for the Company’s share buy-back programme. This programme was approved at Gaz de France’s Combined Shareholders’ Meeting on 16 July 2008 and comes into effect as of today, the finalisation date of the merger between SUEZ and Gaz de France, via takeover of the former by the latter.

This document is available to shareholders on the company’s Web site.

II. Features of shares intended for the buy-back programme

The GDF SUEZ shares intended for the share buy-back programme shall be admitted to the Euronext Paris and Euronext Brussels stock exchanges of NYSE Euronext, under ISIN code FR0010208488; their mnemonic codes are GSZ and GSZB, respectively.

III. Number of shares and share of capital held by the company

As at 22 July 2008, GDF SUEZ’s share capital was composed of 2 191 532 680 shares.

As at this date, the Company holds 26 028 758 equity shares, or 1.19% of the capital.

IV. Breakdown of Company-owned shares by target

As at 22 July 2008, the 26 028 758 equity shares held by the Company showed the following breakdown, by target:

•	liquidity contract: 0 share.

•

coverage of Company’s free share allocation plan to employees and executive officers, as well as to its affiliated companies, as decided by the Board of Directors meeting of 20 June 2007 and 28 May 2008: 1 528 758 shares.

None of the shares under buy-back have yet been allotted.

•	Cancellation of shares acquired: 24 500 000 shares.

None of the shares under buy-back have yet been cancelled.

V. Objectives of new buy-back programme

The objectives of this programme are as follows:

•

to allot or sell to Company employees and executive officers and/or those of companies affiliated with it, currently or in the future, under the terms set out by the relevant regulations, in particular under share purchase option plans, free-of-charge allocation plans on existing shares or company or inter-company savings plans; or

•	to keep and subsequently tender shares (via exchange, payment or other means) as part of external growth transactions, not to exceed 5% of the capital; or

•	to honour obligations upon the exercise of rights on securities providing access to share capital via reimbursement, conversion, exchange or redemption of an option or in any other manner; or

•	to cancel all or part of the shares bought-back hereunder, in compliance with the conditions set out in Article L. 225-209 of the French Commercial Code; or

•

to ensure liquidity and maintain activity around the Company’s shares via a financial services intermediary operating independently, under a liquidity contract, in compliance with the Professional Ethics Code recognised by the French Securities Regulator; or

•	to implement any market practice approved by the market authorities or which becomes so.

VI. Maximum proportion of share capital, maximum number of shares that may be acquired and features of the shares

•	Maximum proportion of Company share capital to be repurchased – Features of shares

10% of the current share capital, or 219 153 268 shares. Taking into account the number of self-owned shares as at 22 July 2008, or 26 028 758 shares, the remaining number of shares subject to buy-back is 193 124 510 shares, or 8.81% of share capital.

•	Maximum unit purchase price and maximum amount authorised for purchase

The maximum purchase price is EUR 55 per share.

The maximum amount dedicated to the share acquisitions may not exceed EUR 12 053 429 740 (determined by multiplying the maximum number of shares 219 153 268 shares by the maximum unit price of EUR 55).

•	Terms of purchase

The purchases, sales and transfers may be carried out using any means, including on the market, by over-the-counter, block trades (with no limit on the proportion of the programme carried out by block trade), public offers or using options or other financial instruments providing access to the company’s capital, by conversion, exchange, reimbursement, option redemption or in any other manner, under the conditions set out by the market authorities and in line with the regulations in effect. These transactions may be carried out at any time, including during a public exchange offer, provided that this is paid for in full and in cash, on the Company’s shares or any public offer initiated by the Company.

The Company reserves the right to use futures as part of the share buy-back programme.

VII. Duration of buy-back programme

The programme shall last 18 months, or up to 22 January 2010 inclusive.

VIII. Results of previous programme – summary statement

At the Joint Shareholders’ Meeting convened on 19 May 2008, the Board of Directors was given authority, with sub-delegation powers, to implement a share buy-back programme for a period of 18 months. The terms governing the programme were set out in the detailed description of the previous share buy-back programme, as listed in the Gaz de France reference document filed with the AMF on 15 May 2008, under number R.08-056.

The charts below detail the operations carried out under the previous buy-back programme.

SUMMARY STATEMENT

Standing as at 12 July 2008

Percentage of capital self-owned (directly or indirectly)	1.19%
Number of shares cancelled over the last 24 months	0
Number of shares owned in portfolio:	26 028 758
- under liquidity contract:	0
- under free share allocation plan for employees:	1 528 758
- buy-back for cancellation:	24 500 000
Book value of portfolio	€1 034 129 356
Market value of portfolio	€1 139 018 450
(on the basis of closing price as at 21 July, in EUR)	€43.76

PROGRAMME EXECUTION RESULTS BETWEEN 19 MAY 2008 AND 22 JULY 2008

	Total gross amounts			Purchase options as at 22 July 2008
	Purchases	Sales	Transfers	Purchase options open for purchase		Purchase options open for sale
Number of shares	7 793 012	1 198 112	398	Purchase options bought	Futures acquired	Purchase options sold	Futures sold
Average maximum term	n/a			none	none	none	none
Average transaction price	€42.69	€42.41		none	none	none	none
Average exercise price	n/a			none	none	none	none
Amounts	€322 662 962	€50 811 368	€13 312	none	none	none	none

IX. Implementation of share buy-back programme and, in particular, liquidity contracts

I. Board of Directors decision

At its 22 July 2008 session, GDF SUEZ’s Board of Directors decided to implement two liquidity contracts, in order to foster liquidity in the transactions involving Company shares and consistency in trading on Euronext Paris and Euronext Brussels, as well as prevent gaps in share price not warranted by market trends.

The overall size of these liquidity contracts has been set at EUR 165 million.

II. Implementation as of 22 July 2008

Therefore, by contract dated 22 July 2008, the Company has called upon financial services intermediary Rothschild & Cie Banque to implement a liquidity contract in line with the Professional Ethics Charter established by the French Association of Investment Companies and approved by the French Securities Regulator (Autorité des marchés financiers) in its 22 March 2005 decision published in the Bulletin des annonces légales obligatoires on 1 April 2005, regarding the Euronext Paris by NYSE Euronext market. To enable the implementation of the contract, the Company has allotted the sum of EUR 150 000 000 to the liquidity account. By contract dated 22 July 2008, the Company has moreover entrusted financial services intermediary Rothschild & Cie Banque with implementing a similar contract on the Euronext Brussels by NYSE Euronext, for which it has allotted the amount of EUR 15 000 000 to the liquidity contract.

These liquidity contracts have been signed for a term of 12 months and are renewable by tacit agreement.

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